

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 13, 2015

Jesse P. Kanach
Perkins Coie
700 13th Street NW, Suite 600
Washington, DC 20005-3960

> Re: Fintan Alternative Fixed Income Advisory Fund, File No. 811-23046
> Fintan Alternative Fixed Income Institutional Fund, File No. 811-23047
> Fintan Alternative Fixed Income Master Fund, File No. 811-23048

Dear Mr. Kanach:

On April 14, 2015, you filed registration statements on Form N-2 for Fintan Alternative Fixed Income Advisory Fund (the "Advisory Fund"), Fintan Alternative Fixed Income Institutional Fund (the "Institutional Fund" or the "Fund"), and Fintan Alternative Fixed Income Master Fund (the "Master Fund"). We have reviewed the registration statements and have provided our comments below. Given that the disclosure is substantially the same for the three registration statements, our comments are based on the registration statement for the Institutional Fund and are equally applicable to the Advisory Fund and the Master Fund, unless otherwise noted. For convenience, we generally organized our comments using headings, defined terms and page numbers from the Institutional Fund's registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.

Front Cover

1. To the extent applicable, disclose in bold and in bullet format on the front cover of the prospectus the following risks of investing in the Fund.

    - The Fund's shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

    - The amount of distributions that the Fund may pay, if any, is uncertain.

    - The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Offering Summary (p. 1)

2.   On p. 1, "*Portfolio Hedge Funds*" are defined as "*investment funds that are not registered under the Investment Company Act*." Consider whether a more specific definition would be appropriate.   Also disclose prominently on p. 1 that the Fund will use a "fund of hedge funds" structure.

3.   The first paragraph on p. 2 refers to "*investment opportunities from environments of fear and complexity*" and *"high-barrier-to-entry strategies*." Consider providing an example of an investment opportunity from an "environment of fear and complexity" and an example of a "high-barrier-to-entry strategy."

4.   The second paragraph on p. 2 states that the Fund will invest "*primarily in Portfolio Hedge Funds that focus…their investment programs in fixed income investments*." However, the Fund states on p. 15 that it will invest at least 80% of its net assets in "*Alternative Fixed Income Investments and Related Investments*," the definition of which, as discussed in comment 13, appears to include non-fixed income investments. Given this definition, explain how the sentence cited above from p. 2 is not misleading.

5.   In the "Certain Risk Factors and Conflicts of Interest" section, disclose as a new bullet the liquidity risk faced by both the Fund and the Portfolio Hedge Funds.

6.   In the "Certain Risk Factors and Conflicts of Interest" section, consider changing the caption "*Other Investment Related Risks*" to "*Fund of Hedge Funds Risks*."

7.   Define "*LLC Agreement*" when it is first used in the third bullet on p. 4.

8.   Define "*Managed Asset Value*" when it is first used in the last paragraph on p. 5.

9.   Define "*Managed Assets*" when it is first used in the second paragraph on p. 6.

10. The Advisory Fund, on p. 6 of its registration statement, discloses that "*Fintan Partners, LLC provides services under an Investor and Administrative Services Agreement*." Summarize the nature of the services provided under this agreement in the Advisory Fund's registration statement. Given that the eligibility requirements for the Institutional Fund and the Advisory Fund are identical, explain in correspondence why an investor would choose to invest in the Advisory Fund, which charges this additional fee, over the Institutional Fund.

Fee Table and Example (p. 12)

11. The Fee Table discloses an investment management fee of 0.75%. On p. 5 under "Investment Manager and Investment Management Fee," the disclosure states that "*the

Investment Manager will not charge the Fund a management fee with respect to any period during which the only investment security held by the Fund is that of the Master Fund." Clarify in a footnote to the fee table that the Master Fund pays an investment management fee of 0.75% and explain how the fee will be passed on to the Feeder Funds. Also clarify how the management fee will be charged during periods when the Fund holds securities other than, or in addition to, the Master Fund.

General Description of the Fund (p. 14)

12. In the third paragraph under "Formation of the Fund, and Master-Feeder Structure," the third sentence states that "*[t]he Fund has no operating or trading history*." As this paragraph discusses the Master Fund, consider whether this should be a reference to the Master Fund, rather than the Fund.

Investment Objective and Policies (p. 14)

13. The second paragraph on p. 15 discloses the Fund's policy to invest "*at least 80% of its net assets, plus any borrowings for investment purposes, in Alternative Fixed Income Investments and Related Investments*." The Fund's definition of "Alternative Fixed Income Investments"—especially when read in conjunction with the description on p. 21 of the Credit, Fixed Income Relative Value, Long/Short Credit, Emerging Markets Relative Value and Event Driven Credit categories—appears to give the Fund the ability to count non-fixed income investments towards its 80% policy. Specifically, it is not clear to us that the investment categories described on p. 21 constitute fixed income investments. Explain how this is consistent with Rule 35d-1 of the Investment Company Act. Also confirm whether the Fund will, to the extent possible, look through to Portfolio Hedge Funds' investments for the purposes of complying with the Fund's 80% policy.

14. On p. 15, "Related Investments" is defined as "*other assets that the Fund considers to provide long, short or uncorrelated exposure to the fixed income markets, rather than providing exposure to the equity markets or other non-fixed income asset classes*." Clarify what is meant by "other assets." If the reference to "other assets" refers to derivative instruments, provide specific descriptions of the types of derivative instruments the Fund intends to use. *See* Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

15. The top of p. 16 states that two of the Investment Manager's four key areas of research are "*[a]reas of financial crisis*" and "*[t]he impact of government regulation and other forms of rigid frameworks*." Provide an example of an "area of financial crisis," and explain what is meant by "other forms of rigid frameworks."

16. The discussion of the Investment Manager's ODD process on p. 19 refers to evaluating a "*full monthly disclosure of the entire portfolio, quarterly disclosures of key aspects of*

the portfolio…" Clarify whether the Fund has a policy to invest only in Portfolio Hedge Funds that have agreed to provide full monthly disclosures to the Investment Manager. If the Fund does not have such a policy, disclose how the Investment Manager will evaluate Portfolio Hedge Funds that do not provide such disclosures.

17. Under "Types of Alternative Fixed Income Investments" on p. 21, the "Credit" category describes "*typically cash flowing securities with idiosyncratic upside optionality.*" Rephrase this description in plain English.

18. Under "Types of Alternative Fixed Income Investments," the "Long/Short Credit" category refers to "*credit instruments*." Provide examples of what the Fund considers to be "credit instruments."

19. Under "Types of Alternative Fixed Income Investments," the "Emerging Markets Relative Value" category refers to "*going long one security and short a similar, correlated security*." State what type of security—*i.e.*, equity, fixed income, etc.—will be bought or sold. Also state how this category relates to emerging markets.

20. The section "Geographic Factors" on p. 22 states that "*the majority of the Fund is expected to be invested in Portfolio Hedge Funds that invest primarily in North America*." Explain what is meant by "primarily," especially given that one of the Fund's five categories of Alternative Fixed Income Investments includes "Emerging Markets Relative Value."

21. Define "*Partnership Percentages*" when it is first used in the first paragraph on p. 23.

Certain Risk Factors (p. 24)

22. The risk factor "Highly Volatile Markets" on p. 25 refers to "*commodities contracts and all derivative instruments*," however such instruments are not mentioned in the Investment Objective and Policies section. Similarly, the Fund discloses the risks associated with investments in forward contracts, derivatives, options and futures, and swap agreements. If the Fund intends to invest in Portfolio Hedge Funds which invest in such instruments, include appropriate disclosure in the Investment Objective and Policies section.

23. On p. 32, the last sentence under "Illiquid Investments" states that "*[t]he Fund expects, however, that the portion of the Fund's interests in such side-pocket portfolios will not be significant*." Disclose whether the Fund has a policy to limit its investments in Portfolio Hedge Funds that have the ability to create side-pockets. If the Fund does not have such a policy, explain the basis for the Fund's expectation that the portion of its interests in side-pockets will not be significant, include investments in side-pockets as a principal risk, and discuss in detail what those risks are.

24. On p. 34, under "Fund Structure," the Fund discloses risks associated with investing in Portfolio Hedge Funds. Revise this heading to more clearly signal that the fund's structure is a fund of hedge funds. For example, an appropriate heading might be "Fund of Hedge Funds Risks."

25. On p. 37, the first sentence refers to "*investments held in managed accounts (if any).*" Disclose whether the Fund intends to invest in managed accounts.

26. The second sentence on p. 37 states that "*fair value as of each month-end ordinarily will be the value determined as of such month-end for each Portfolio Hedge Fund in accordance with the Portfolio Hedge Fund's valuation policies.*" Clarify whether the Fund has a policy to invest only in Portfolio Hedge Funds that have monthly valuation policies. If the Fund does not have such a policy, disclose how the Fund will value such investments.

27. The last sentence of the first paragraph on p. 38 states that "*[t]he Investment Manager, rather than the Board, typically makes the decision on behalf of the Fund to make such investments.*" Disclose whether the Board has adopted any formal procedures to ensure that the Fund's shareholders remain protected when the Investment Manager determines that the Fund should invest in non-voting securities or contractually waive the Fund's voting rights.

28. Define "*Valuation Date*" when it is first used on p. 41, or provide a cross-reference to the location in the registration statement where Valuation Dates are explained.

Management of the Fund (p. 45)

29. Under "Capped Expenses" on p. 51, the last sentence of the first paragraph refers to "*other funds in which the Fund invests.*" Disclose whether the Fund intends to invest in funds other than Portfolio Hedge Funds.

30. Under "Capped Expenses" on p. 51, the last sentence of the second paragraph states that "*[t]he Fund has agreed to repay these amounts…but only if and to the extent that Capped Expenses of the Fund…are less than 0.50% (annualized) within the three year period after the Investment Manager bears the expense.*" Clarify that the Fund can only repay the Investment Manager if Capped Expenses remain less than 0.50% annualized and if the repayment takes place within the three year period after the Investment Manager bore the expense. Disclose the Fund's agreement to repay the Investment Manager in the Offering Summary and in the appropriate footnote to the Fee Table and Example.

31. On p. 52 under Control Persons, briefly explain the effect of control on the voting rights of other shareholders as required by Item 19.1 of Form N-2.

Repurchases of Interests (p. 56)

32.   The last sentence on p. 57 discloses that "*[t]he Board may in its discretion instead impose such gate at the Fund or Master Fund level, rather than Member level.*" Explain what effect a gate at the Fund or Master Fund level would have on Members.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui